August 14, 2024

Karl Brenza
Chief Executive Officer
ScanTech AI Systems Inc.
Americas Tower
1177 Avenue of the Americas, Suite 5100
New York, NY 10036

       Re: ScanTech AI Systems Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed July 31, 2024
           File No. 333-280595
Dear Karl Brenza:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 15, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-4
Cover Page

1. We note your revised disclosure in response to prior comment 2 and reissue in part. Please revise your disclosure to clarify whether Nasdaq listing is a condition to closing of the business combination.
2. We note your revised disclosure following the table on your cover page that "Assuming all potential sources of dilution are taken into account and that there are no redemptions by Public Shareholders, the ownership interests in Pubco will be approximately as follows
       . . . RiverNorth will own 9.1%." Please reconcile this disclosure with your disclosure throughout the filing that "where none of the public shareholders redeem their shares,
       RiverNorth will not purchase shares under the FPA," and your disclosure in the table that
       RiverNorth will hold 0% of PubCo upon closing in a "no redemption" scenario.
 August 14, 2024
Page 2

Unaudited Pro Forma Condensed Combined Financial Information, page 181

3. We note under adjustment (G) any shares issued as part of this debt extinguishment are included in the 11,144,883 shares issued to ScanTech members. Please tell us how you determined gain or loss accounting for the extinguishment of ScanTech s warrant, derivative, and other liabilities pursuant to a recapitalization, as set forth in adjustment
       (P), is appropriate. As necessary, please separately analyze the liabilities related to the different parties. Similarly, please tell how us how you determined gain accounting is appropriate related to the reclassification described in adjustment (Q).
4. As it relates to adjustment (R), please only include the charge at your pro forma annual statement of operations for the year ended September 30, 2023.
5. As it relates to adjustment (U), please disclose any vesting conditions for these equity incentive shares. If no vesting condition exists and the related compensation expenses should be charged all upon issuance, please only include the charge on your pro forma annual statement of operations for the year ended September 30, 2023.
6. We note under adjustment (F) you recorded the Earnout Shares to be issued upon achievement of all milestones set forth in the Business Combination Agreement. Please clarify how you determined it is appropriate to record a pro forma adjustment for these shares. In this regard, it appears that only probable issuances should be recorded under
       Rule 11-02(a)(6)(i)(A) of Regulation S-X since you are accounting for the agreement as an equity instrument, as disclosed on page 186. Likewise, please clarify why you are recording an expense for the shares under equity instrument and recapitalization accounting, as set forth in adjustment (T). Please make any changes to your presentation, as appropriate. If a change to your pro forma adjustment is made and the shares will no longer be presented as a pro forma issuance, please also make a corresponding change to your table on page 184.
Industry Opportunity, page 216

7. We note your response to comment 11, and that you have filed distribution agreements with companies organized in Turkey and Canada as exhibits to your registration statement. In your disclosure on page 219 and elsewhere, you note that you have third party distribution agreements with partners in Canada, Turkey, Poland and Japan. Please file the distribution agreements with your partners in Poland and Japan as exhibits to your registration statement or tell us why you believe you are not required to do so.
Payments Triggerable by Business Combination, page 225

8. We note your revised disclosure in response to prior comment 13, including that Taylor
       Freres was not involved in the search for and negotiations with potential business combination targets. Please revise to clarify the terms of the various agreements with
       Taylor Freres or its affiliates, including the services provided by Taylor Freres to the
       Company, and discuss why the parties entered into a settlement agreement. Please also revise your disclosure throughout the filing to note Taylor Freres' ownership interest in
       PubCo upon closing of the business combination.
 August 14, 2024
Page 3
General

9. We note your disclosure on page 67 that Mr. Huang is a citizen of Malta and based in the
       United Kingdom, Mr. Jiang Wang is a citizen of St. Kitts and Nevis and based in France,
       Mr. Zeyao Xue is a citizen of China, Mr. Ming Yi is a citizen of China based in China, and Mr. Weichen Pan is a citizen of China and based in China. Please revise your filing to include risk factor disclosure and a separate Enforceability of Civil Liabilities section addressing the enforcement risks related to civil liabilities due to the
       Sponsor having ties to, or being located outside of the United States. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities, lack of reciprocity and treaties, and cost and time constraints.

       Please contact Li Xiao at 202-551-4391 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact
Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Fang Liu